

Eric B. Delisle · 2nd

Empowering the Cannabis Industry at Bloomstack Corp.

Orlando, Florida, United States · 500+ connections ·

Contact info

 **Bloomstack**

 **University of Central Florida**

Featured

Happy 420! Now YOU can LEGALLY invest in the growth of the legal cannabis industry!...



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The Cannabis IT ClusterFk!**
Eric B. Delisle on LinkedIn

Every new business owner dreams of their busines growing by leaps and bounds. Unfortunately, those

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Activity

1,083 followers


Thanks. We are just getting started! 😃
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Happy 420! Now YOU can LEGALLY invest in the growth of the legal...
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Felipe Orellana does this remind you of anyone? Sahil Khan and Sahil Kamboj ...
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Thanks Shane! 🙏
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Experience



Founder and CEO
Bloomstack · Full-time
Jul 2018 – Present · 2 yrs 10 mos
Orlando, Florida Area

Bloomstack™ is the Ultimate Business Cloud Platform for Cannabis Operators to stay Compliant, operationally efficient, and generally DE-RISK their investment with Bloomstack's platform. Visit our website to view an open demo of our entire platform to see the future of canna-business tools online.


Bloomstack Corp.


Grow Smarter with the Bloomstack™ Cannab...

CEO
ICLOAK Inc.
Nov 2014 – Jul 2018 · 3 yrs 9 mos
Orlando, Florida Area

ICLOAK™ develops easy to use tools to help people protect themselves and their privacy from cyber criminals, government spying, and big data companies who are all doing everything they can to watch every move a person makes online and offline.

...see more






+2



CEO
DigiThinkIt Inc.

Aug 2011 – Jul 2018 · 7 yrs

Orlando, Florida Area

DigiThinkIT is a software development and consulting firm that focuses on delivering custom integrated solutions to solve specific business challenges from website development to backend integrations, ERP (ERPNext), CRM, BPA, eCommerce, and mobile device solutions.

...see more



Clinical Professor
University of Central Florida

Sep 2017 – Dec 2017 · 4 mos

Orlando, Florida Area

Taught "New Venture Implementation" (ENT 4014) during the Fall 2017 Semester. I was tasked with developing a curriculum from scratch and took the opportunity to deliver an enormous amount of real world knowledge to help these university students get a head start.

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Director and CoFounder
Behind the Story, Inc.

Jun 2012 – Jun 2015 · 3 yrs 1 mo

Greater Los Angeles Area

We believe readers should enjoy a Full Experience of the book they love.

There's just so much more underneath the tip of the story iceberg. Inspired by a hunger to know the story behind every good read and governed by the vision that what has t ...see more

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Education



University of Central Florida
Excellence in Entrepreneurship, Entrepreneurship/Entrepreneurial Studies, A+++
Activities and Societies: Blackstone Launchpad, UCF Technology Incubator



